02028964

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REGISTRANT'S NAME Senetek PLC

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MAY 15 2002
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DATE : 5/1/02

Senetek
P L C



Annual
Report
2001

LETTER TO SHAREHOLDERS 4

[illegible] REVIEW 6

LIST OF THE DIRECTORS 12

ANNUAL ACCOUNTS

TABLE OF CONTENTS

LETTER TO SHAREHOLDERS

Dear Shareholders,



I'm happy to report that the year 2001 marked a major milestone for Senetek as the Company recorded its first profitable year since its inception in 1983 . . . eighteen years ago. This remarkable achievement was accomplished in the most difficult of economic and political times. It was a year in which we witnessed continuous lay-offs in all sectors of the economy, major corporate bankruptcies and downward spirals, and the near evaporation of the entire "dot.com" sector. The management is extremely pleased with the 2001 financial results, but not content. We are only in the early beginnings of emerging from a development stage company to a full-fledged commercial enterprise. I would now like to walk you through what we have accomplished in Fiscal Year 2001 and what lies ahead.

When this management team took the reins in 1999, the situation could best be described as abysmal. We were deep in debt, overextended in contractual commitments, mired in administrative costs, and without any commercialization of our technology. Today, the landscape has changed dramatically . . .we have successfully commercialized Kinetin, our lead patented anti-aging compound. In fact, as recently as July 2001, Revlon, Inc., under its Almay brand has launched the Almay Kinetin product line, gaining access to 26,000 stores in North America. This launch has been supported by a multi-million dollar media advertising campaign, with Almay Kinetin commercials being featured on highly viewed primetime shows such as Good Morning America. In addition, ICN Pharmaceuticals continued to make significant inroads in the ethical "over the counter" market with Kinerase™, its high-potency Kinetin product.

In the area of sexual dysfunction, we have made major progress toward achieving pan-European marketing approval for our proprietary erectile dysfunction product, Invicorp™. Invicorp™ is the "right drug in the right delivery system". As the male population ages, there will be increased incidences of erectile dysfunction and an increase in its severity, requiring therapy more effective and reliable than the oral phosphodiesterase 5 inhibitors such as Viagra®. Invicorp™ has been highly effective in the treatment of non-responders to currently available therapy. Our product, Invicorp™, has an outstanding safety profile and no known contraindications, key advantages over the competition. Plans are currently being developed to address requirements for U.S. marketing approval. While the regulatory landscape for this therapeutic class of compounds remains complicated, Invicorp™ has successfully demonstrated that it is capable of meeting regulatory requirements, having been approved in Denmark, New Zealand and the United Kingdom.

Ours is a story of a *"turnaround situation" that is evidenced by the dramatic improvements in the Company's operating and net income* and cash flow for the year ended December 31, 2001. We experienced three consecutive quarters of positive net income with revenues for 2001 more than doubling the previous year's, $8.9 million compared to $3.8 million for the year ended December 31, 2000. Operating income for the year totaled $2.3 million compared to an operating loss of $(3.7) million for 2000 with net income of $1.3 million, or $0.02 per fully diluted share, compared to a net loss of $(4.6) million, or $(0.08) per fully diluted share in 2000. When you look back over the last three years, you will see continuous improvements year over year in our key performance indicators. This has all been accomplished with minimal debt funding, as we settled major financial and contractual commitments entered into by previous management, while at the same time successfully growing the business.

In late 1999, management put in place a most efficient cost control program in order to reduce non-revenue generating expenses. For the year 2001, operating expenses decreased by 16% in absolute terms, and operating expenses as a percentage of revenues for 2001 decreased to 57%, compared to 160% in 2000. Operating cash flow for 2001 was a positive $1.4 million, compared to a negative operating cash flow of $(0.5) million in 2000, and the Company's total cash flow for 2001 was $1 million versus a negative $(1) million in

2000. Our cash position increased by $986,000 for the year ended December 31, 2001 to $1.8 million and our current ratio (current assets divided by current liabilities) at year-end 2001 was 1.94, an improvement of 106% from 0.94 at year-end 2000.

We have established a business strategy that calls for us to build a high-margin, recurring revenue base by partnering with well-established market leaders for the marketing and distribution of our core technology, and outlicensing non-core product lines such as Mill Creek®, DuBarry® and Silver Fox®. We are now beginning to realize profits as a result of the successful implementation of this powerful business strategy. Gross Profits for the year ended December 31, 2001 were $7.4 million, representing a 223% increase over 2000. Gross Margin expressed as a percentage of sales for 2001 was 83% compared to 61% for 2000. Yes, these are impressive results, but as I stated earlier, we are not content - we must build upon these successes both by way of new product introductions and accelerated global expansion.

Now, I come to our proprietary technologies. We are fortunate to be more than a one product company. As you know, we have successfully commercialized our lead proprietary skincare compound, Kinetin, a product that is clinically proven and having significant advantages over the competition; however, this success applies only to North America. Our existing revenue base is predominantly generated from sales in the United States and Canada, and only from a limited number of channels of distribution, the ethical, prestige and mass markets. Our goal is to expand this reach into Europe, Asia and South America, while at the same time capitalizing on the other undeveloped channels of distribution such as direct marketing, multi-level marketing, infomercials, and the salon-esthetician market, to mention a few.

Research is currently underway at the Danish Centre for Molecular Gerontology at the University of Aarhus, on Zeatin, a highly active analogue of Kinetin. Initial work shows promise for the commercial application of this compound for multiple therapeutic applications. This management team along with its renowned Scientific Advisory Board is constantly evaluating new science and technologies with a vision to the future. Rest assured, the Board of Directors and the management remain focused on realizing profits from our existing technology. Our plan is to increase our existing high-margin revenue base by establishing additional corporate partnerships, while simultaneously expanding our existing relationships, so that we may optimally capitalize on these new and potential opportunities.

What makes the future so bright for Senetek is the demographics of its targeted markets, skincare and sexual dysfunction, coupled with lead technology that has differential advantages over the competition. These large and growing markets are highly identified with aging, and worldwide, the older population is increasing rapidly. We are determined to address the vast potential of these markets with our rich technology, both existing and future. We are well-positioned to execute having a proven and sound business plan already in place, coupled with multiple partnerships with leading corporations worldwide. We expect to continue to build upon our current momentum, increasing revenues and maximizing profits. We are committed to stay the course.

I would personally like to thank you for your continued support.

FRANK J. MASSINO

Chairman

Chief Executive Officer

April 2002

Senetek PLC

Senetek PLC, together with its subsidiaries (the "Company"), is a public limited company organized under the laws of England in 1983 (registration number 1759068). Senetek has three wholly-owned subsidiaries, Senetek Drug Delivery Technologies, Inc. ("SDDT"), Senetek Asia (HK), Limited, corporations formed by Senetek under the laws of Delaware and Hong Kong, respectively, and Carme Cosmeceutical Sciences, Inc. ("CCSI"), a Delaware corporation acquired by Senetek in 1995.

Senetek is a life sciences-driven enterprise engaged in developing and marketing proprietary products that fulfill important unmet consumer needs related to aging. The Company's business is comprised of two business segments, biopharmaceuticals, currently principally those addressing sexual dysfunction (the "Pharmaceuticals Segment"), and dermatological/skincare compounds principally addressing photoaging and other skincare needs (the "Skincare Segment").

In 1999, the Company's management began implementing a program to build a high-margin, recurring revenue stream with sustained profitability by focusing its resources on completing development and marketing approvals of its core biopharmaceuticals and drug delivery technology, and building a global, royalty-based distribution system across all channels of trade for its core skincare technology. As an adjunct to this program the Company has out-licensed the development and marketing of its non-core biopharmaceutical and consumer products, out-sourced manufacturing, disposed of redundant facilities, and significantly reduced general and administrative expense.

BIOPHARMACEUTICALS AND DRUG DELIVERY TECHNOLOGY

Sexual Dysfunction Products

The Company has developed and patented, and is in the process of securing European marketing approvals for Invicorp™, an intracavernous injection therapy for the treatment of male erectile dysfunction ("ED"). Invicorp is a combination therapy comprised of phentolamine mesylate ("PMS") and vasoactive intestinal polypeptide ("VIP"), a 28-amino-acid peptide found naturally in the human male and female urogenital tracts and central and peripheral nervous systems that causes erection by binding to smooth-muscle receptors in the male corpus cavernosum, inducing smooth-muscle relaxation and increased blood flow.

The commercial potential of products for the treatment of ED is significant and growing. A study released in 2000 by Decision Resources, Inc. (the "2000 Study") estimates that in 1999 some 80.1 million men in the seven major pharmaceutical markets covered by the study (the United States, France, Germany, Italy, Spain, the United Kingdom and Japan) suffered from some degree of ED. Of this number, 48% were classified as having moderate ED and another 19% were classified as having severe ED. The incidence of ED increases with age, and therefore is expected to grow as the median age of the world's population increases. ED is also associated with a number of common conditions including arteriosclerosis, diabetes, hypertension and the use of such medications as beta blockers and tricyclic antidepressants. According to the 2000 Study, sales in the seven major markets of drugs and devices to treat ED totaled $934 million in 1999 and are expected to grow at an annual rate of 10%, reaching $2.5 billion in 2009.



According to the 2000 Study, oral medications (principally Pfizer, Inc.'s sildenafil product Viagra®) represented in excess of 87% of total 1999 sales of ED products in the studied markets. However, these oral therapies are ineffective, medically contraindicated or otherwise unsuitable for significant numbers of ED sufferers, who opt for "second line" injection therapies or implantable devices, or who may forego therapy altogether.

Specifically, the 2000 Study found that men whose ED is classified as moderate or severe (those most likely to seek treatment) show a markedly lower response rate to sildenafil and other oral therapies than do those with mild ED; that certain patient groups (including diabetics, who have a high incidence of ED) experience particularly low response rates to sildenafil; that sildenafil is contraindicated for patients who take any form of nitrates (a group that represents 5-10% of men with ED); and that men who take both sildenafil and drugs such as erythromycin or cholesterol-lowering agents, which are metabolized by the same isoenzymes as sildenafil, are at risk for developing higher than desirable serum levels of sildenafil. In addition, Pfizer, Inc. has advised that sildenafil should not be taken by men who have suffered a recent stroke or myocardial infarction, or men with hypotension or certain retinal disorders. Also, the 2000 Study found that some men for whom sildenafil is effective nevertheless decline to use it because of its relatively slow onset of activity.

Clinical trials of Invicorp suggest that it could become the therapy of choice for virtually all of these patients. It has been found to have a favorable side-effect and drug-interaction profile, permitting it to be prescribed for men with the various contraindications referred to above. In clinical trials, Invicorp has been shown to be highly safe and effective in patients of all etiologies, as the well as patients who have failed previous therapy. In trials, participants have also reported lower incidences of penile pain and fibrosis than with other ED injection therapies. The Decision Resources Study concluded, "Many aspects of Invicorp make it an attractive second-line therapy. Accordingly, we believe that the therapy will eventually receive approval in both Europe and the United States and become the injection therapy of choice."

As the 2000 Study found, the Company believes that mode of administration is an important factor affecting patient acceptance of injection therapy. The Company has developed Reliaject™, a highly advanced, disposable autoinjector that renders the administration process uncomplicated and pain-free. The Company believes Invicorp to be the right drug in the right delivery system that will ideally address the needs of a significant segment of the ED market, including ED sufferers for whom currently available therapies are ineffective or contraindicated.

Drug Delivery Technology

Reliaject™ is Senetek's compact, disposable, fully automatic, pre-filled self-injection system that accommodates multiple therapeutic applications. Reliaject is equipped with an ultra fine gauge needle, manufactured by a laser process for pain-free use and utilizes a dental cartridge to contain the drug to be injected. The needle is visibly undetectable by the patient during administration of the drug and appropriate needle depth is automatically reached before drug flow occurs, thereby reducing reliance upon the patient's technique for accuracy and safe delivery. In addition to Invicorp, the Company is studying this delivery system for other indications including anaphylactic shock, migraine treatment drugs, infertility regimens, human growth hormones and analgesic pain therapies. Fixed assets in progress amounting to $2.9 million as of December 31, 2001 have been purchased by the Company in preparation for Reliaject manufacture in commercial quantities.



Other Biopharmaceuticals

In 1995, the Company entered into a license agreement with the Research Foundation for Mental Hygiene ("the Foundation") under which the Company was granted exclusive rights to certain of the Foundation's cell lines capable of producing monoclonal antibodies for research on various diseases including Alzheimer's Disease. The license expires 10 years from inception as to the cell lines originally covered and, as to cell lines subsequently added to the license (most recently in 1999), 10 years from their inclusion. The Company marketed these cell lines to major pharmaceutical companies including Glaxo, Pfizer, Wyeth Ayerst, Amgen, Pharmacia Upjohn, Eli Lilly and Genentech. In August 2000, the Company determined that this was not a core business and entered into a sublicense for the remaining term of the Foundation license (currently 2009) with Signet Laboratories, Inc., a leading medical diagnostic and research company, under which Signet now markets these cell lines and develops new cell lines covered by the Foundation license. The Company receives royalties on Signet's sales, subject to certain minimum royalty guarantees, and remits a portion to the Foundation in accordance with the terms of its license.

DERMATOLOGICAL AND SKINCARE COMPOUNDS

Skincare Technology

The Company has developed and patented two cytokinins, Kinetin and Zeatin, plant growth factors that are naturally occurring in humans.

Kinetin (N6-furfuryladenine) has been found to retard aging of plants and, in research done on human skin fibroblasts, Kinetin delayed the signs of cell aging, multi-nucleation and loss of organizational structure, as the well as other biochemical and morphologic changes associated with aging. Kinetin has also been shown to be a powerful antioxidant, acting as a free radical scavenger. In clinical studies conducted at the University of California, Irvine, Kinetin demonstrated good-to-excellent response rates in partially reversing the clinical signs of photodamage, including the appearance of fine lines and wrinkles, and in contrast to other anti-aging products such as retinoids and alpha-hydroxy acids, Kinetin did not produce any clinical signs or symptoms of skin irritation, did not result in skin sensitivity to the sun, and did not break down the skin's natural barrier to moisture loss; in fact, it improved the moisture barrier.

Zeatin is an analogue of Kinetin with preliminary in vitro data suggesting that it is more active than Kinetin at higher concentrations. The Company has established a development program to study the safety and efficacy of Zeatin for photo-damaged skin and other dermatological applications.

The Company is continuing development of other applications for Kinetin and its analogues in collaboration with its research partners. Its strategy is to build a global distribution system across all classes of trade for its core skincare technology.



In June 1998, the Company granted Osmotics Corporation ("Osmotics") a license to market Kinetin based products to the prestige market, comprised of department stores and perfumeries in exchange for specified royalties. Osmotic's Kinetin based products, which were launched in February 1999, were nominated for Glamour Magazine's 'Glammies' Beauty Breakthrough Awards Competition, later that year. Under the current license, Osmotics markets Kinetin Cellular Renewal Serum and Kinetin Intensive Eye Repair to the prestige and spa markets on a non-exclusive basis.



In October 1998, the Company granted ICN Pharmaceuticals Inc. ("ICN") a worldwide license to market Kinetin in the ethical skincare market. The ICN license agreement provides for royalties on ICN's net sales of licensed products within its class of trade and a supply agreement requiring ICN to source its products from Senetek with prescribed minimums. In March 1999, ICN launched Kinerase(R) in the United States and Canada, followed by launches in Argentina and Mexico.



In November 1999, the Company entered into a license and supply agreement with Obagi Medical Products, Inc. ("Obagi") for the exclusive marketing and distribution of specified Kinetin-based products in the mass market channel of distribution in China, Hong Kong, Japan, Malaysia, Singapore, South Korea, the Philippines and other designated Asian countries and in the multi-level marketing channel of distribution in Taiwan, in exchange for a licensing fee and specified royalties on Obagi's net sales of licensed products. In March 2000, Obagi entered into a joint venture with Rohto Pharmaceuticals Co., Ltd. ("Rohto"), a publicly traded company based in Osaka, Japan, providing for the latter to market Kinetin-based products in Japan, and Obagi subsequently launched Kinetin-based products in Taiwan and South Korea. On April 12, 2001, OMP Inc. ("OMP"), the successor to Obagi, filed suit against Senetek alleging breach of the license, and on July 23, 2001 Senetek filed suit against

COMPANY OVERVIEW

OMP. The litigation was settled in January 2002 for a lump sum settlement payment to Senetek and confirmation from OMP as to the validity of Senetek's patents. Additional settlement fees may be payable to Senetek upon the achievement of certain milestones. The parties agreed to terminate the original license agreement and to use best efforts to negotiate a new license agreement, to which Rohto would also be a party. All countries, except Japan, included in the territory granted to Obagi by the original license agreement were surrendered in the settlement and, pursuant to the terms of the Company's license agreement with Revlon Consumer Products Corporation ("Revlon") described below, became part of the territory granted thereunder.



In May 2000, the Company entered into a license and supply agreement with Buth-Na-Bodhaige, Inc., doing business as The Body Shop. Under the terms of the license agreement as amended in November 2000, The Body Shop was granted the exclusive right to sell Kinetin-based products supplied by Senetek in The Body Shop retail stores in North America, in The Body Shop's catalogue and on The Body Shop's Internet website, in exchange for a specified royalty based on the suggested retail prices of products sold by The Body Shop to consumers. The Body Shop launched its initial line of licensed products in April 2001.

On June 8, 2000, the Company entered into a license agreement with Revlon for the remaining term of the principal covered patents, in consideration of a license fee, paid at signing, of $3 million. In connection with this agreement the Company granted Revlon warrants to purchase one million Ordinary shares in Senetek at a price of $6 per share. Under the agreement as amended in February 2001, and giving effect to Revlon's assumption of territories surrendered by OMP under its license as described above, Revlon was granted exclusive rights throughout the world, excluding Japan, to sell specified Kinetin-based products in the mass market class of trade, subject to Revlon's royalty payments meeting certain minimums and subject to such grant becoming non-exclusive as to any specified sub-territory outside of the United States if Revlon fails to make a significant launch of covered products in such sub-territory by June 30, 2003. The agreement also grants Revlon non-exclusive rights to sell such products in perfumeries and department stores in Europe, South and Central America, Mexico, Puerto Rico, South Africa, Australia, New Zealand, Israel, China, Hong Kong, Taiwan and certain additional Asian markets other than Japan, subject to Revlon's royalty payments meeting certain additional minimums. Revlon launched the Almay Kinetin Skincare Advanced Anti-Aging Series of products in the United States in mid-2001, followed by launches in other territories including the United Kingdom, Canada, New Zealand, and South Africa.


ALMAY
ALMAY
ALMAY
ALMAY
ALMAY
ALMAY
Kinetin



In December 2000, the Company entered into a license and supply agreement with Med Beauty AG ("Med Beauty"), a Swiss company based in Zurich, in consideration of a product license fee. Under the agreement as amended in September 2001, Med Beauty is granted an exclusive right to sell specified Kinetin-based products to estheticians and beauty salons in Switzerland and a non-exclusive right to sell such products in those classes of trade in Germany and Russia, all subject to achieving certain minimum purchase levels of bulk product. Med Beauty's initial launch of covered products was made in May 2001.



In November 2001, the Company entered into an arrangement to collaborate with Allure Cosmetics ("Allure"), a California-based skincare manufacturing and marketing company, under which the parties undertook to develop new Kinetin-based products to be manufactured by Allure and marketed by the Company directly or through licensees. The parties agreed to jointly market Kinetin-based products to Allure's existing customer base, and the Company granted Allure a non-exclusive license to manufacture and market specified Kinetin-based products to health food stores, estheticians, beauty salons, spas and by direct mail, in exchange for specified royalties.

The Company intends to continue building a high-margin, royalty-based revenue stream by actively developing additional licensing opportunities for those territories and categories of trade for which the Company has not granted exclusive licenses under the agreements described above. These include the prestige market, the ethical market, the multi-level market, direct response market, alternative market, salon-esthetician market, infomercials and the natural products market throughout the world.

Other Products

Historically the Company has developed or acquired a number of skincare products designed to meet specific niche segments of the market, including Mill Creek®, Sleepy Hollow Botanicals® and Biotene H-24®, as the well as two specialty mass market lines, Silver Fox®, a product for gray hair, and Allercreme®, a hypoallergenic range of skincare and cosmetic products for women with sensitive skin, developed in conjunction with dermatologists. In 1999 the Company determined that these product lines were non-core and entered into an agreement with United States International Trading Corporation ("USITC") under which USITC purchased the Company's inventories of Mill Creek and Silver Fox finished goods and componentry and paid a licensing fee for the exclusive right to manufacture and market these lines in exchange for royalties subject to specified annual minimums. USITC also was granted an option to purchase its rights to these lines for $2.8 million. This purchase option remains valid until May 14, 2004. Subsequently, an existing distribution agreement with Quinlan, Inc. covering the Allercreme product line was terminated and these distribution rights were granted to USITC on a non-exclusive basis through December 31, 2001.

RESEARCH AND DEVELOPMENT



The Company sponsors research in the life sciences and biotechnology fields involving the treatment of conditions related to aging, particularly its core fields of interest in sexual dysfunction and skin treatment. Its strategy has been to apply its available research and development resources to funding clinical research agreements with third-party consultants, clinicians and research scientists having particular expertise in its areas of interest. Under these agreements, the Company is granted exclusive rights to patents for the manufacture and marketing of products arising from this research, with the researchers in certain cases being entitled to royalties or other payments in connection with commercialization of resulting products.

Typically, its research agreements oblige the Company to fund agreed research in amounts determined between the parties. The researchers are responsible for filing progress reports and working with consultants appointed by the Company on matters such as product formulation, stability, clinical trials and regulatory compliance. In addition, the Company operates a development center in Kettering, United Kingdom, which monitors clinical trials, European product marketing applications and European regulatory approvals.

In furtherance of this strategy, in October 2001, the Company established a research professorship at the University of Aarhus, Denmark, in conjunction with the University's Centre for

Molecular Gerontology. Previous research programs with the University resulted in the Company's Kinetin and Zeatin product rights. Under the terms of the grant, which will be administered by the University's Natural Science Faculty, the Company will have a right of first refusal on discoveries resulting from the sponsored research.

Under the terms of various of its license agreements, its licensees are responsible for developing new products and applications and gaining product approvals based upon the technologies and patents covered by the licenses.

MARKETING

Consistent with its strategy of building a high-margin revenue stream, all of the Company's current revenues are derived from license agreements under which its licensees assume responsibility for marketing and maintaining required government approvals within their respective licensed territories. The Company expects to maintain this business model in the case of emerging products in its Skincare Segment, where achieving acceptable distribution is dependent upon a broad-based sales and distribution network within the particular class of trade. The Board of Directors and the management is however currently evaluating co-marketing arrangements for Kinetin in select territories and markets. In the case of Invicorp and its associated delivery systems, the Company is currently reviewing whether to undertake sales and distribution directly or through an alliance with a company with appropriate sales and distribution infrastructure. Should the Company opt to realize the potential profits of direct distribution to urologists and other specialists or to retailers that fulfill such professionals' prescriptions, significant expenditures will be required to establish and operate the necessary infrastructure. Should the Company opt to enter into an alliance with a company having an established retailing and distribution network in a particular market, the Company will seek to subsidize ongoing marketing approval expense through co-development arrangements and to realize revenues through licensing fees and royalties or other participation in the third party's sales or through shared equity or other joint venture arrangements.

MANUFACTURING

Certain of the Company's existing licenses for core products in the Skincare Segment grant its licensees the right to manufacture covered products. In the case of those licenses which grant only marketing rights or require the licensee to produce and package product from Senetek-supplied bulk, the Company contracts with third parties for the manufacture and/or filling and labeling of the skincare products covered by such licenses. While the Company relies on particular suppliers for the raw materials and componentry used in the manufacture of such products, the Company does not anticipate any problems with supply of such materials. The Company has licensed a third party to manufacture and sell its various non-core consumer products, as well as the cell lines licensed to the Company for production of monoclonal antibodies.

With regard to its ED treatment, Invicorp, the active ingredients, vasoactive intestinal polypeptide and phentolamine mesylate, are currently available from suppliers in quantities believed to be adequate for the Company's requirements following marketing approval in Europe. In conjunction with Senetek, these suppliers have developed synthetic production methods that are included in the product marketing applications currently on file with regulatory authorities in Europe. The Company believes that, should these suppliers become unavailable or unable to supply in required volumes, alternative sources of approvable supplies are available.

The Company owns equipment designed for the manufacture of its patented Reliaject delivery systems which the Company could utilize itself, or sell or lease to a third party for manufacture and filling.

The directors present their report together with the audited financial statements for the year ended 31 December 2001.

Results and dividends

The results of the Group for the year are set out on page 18 and show a profit for the year of $1,263,000 (2000 - loss $(4,556,000)).

The directors do not recommend the payment of any dividend.

Principal activities, review of business and future developments

Senetek PLC is a public limited company incorporated in England in 1983. Senetek has three wholly-owned subsidiaries, Senetek Drug Delivery Technologies Inc. ("SDDT") and Senetek Asia (HK) Limited, corporations formed by Senetek under the laws of Delaware and Hong Kong, respectively, and Carme Cosmeceutical Sciences Inc. ("CCSI"), a Delaware corporation acquired by Senetek in 1995.

Senetek is a life sciences-driven enterprise engaged in developing and marketing proprietary products that fulfill important unmet consumer needs related to ageing. The Group's business is comprised of two business segments, biopharmaceuticals, currently principally those addressing sexual dysfunction (the "Pharmaceuticals Segment"), and dermatological/skincare compounds principally addressing photoaging and other skincare needs (the "Skincare Segment").

In 1999, management began implementing a program to build a high-margin recurring revenue stream with sustained profitability by focusing the Group's resources on completing development and marketing approvals of its core biopharmaceuticals and drug delivery technology and building a global, royalty-based distribution system across all channels of trade for its core skincare technology. As an adjunct to this program the Group has out-licensed the development and marketing of its non-core biopharmaceutical and consumer products, out-sourced manufacturing, disposed of redundant facilities, and significantly reduced general and administrative expense.

Group turnover was $8,857,000 for the year ended December 31, 2001, which comprised $25,000 from the sale of named patient ED products, $1,338,000 of royalties earned from Signet's sales of monoclonal antibodies, $3,303,000 from royalties payable on third party sales of skin care products and $4,191,000 from the sale of skincare products.

Group turnover was $3,759,000 for the year ended December 31, 2000, which comprised $76,000 from the sale of named patient ED products, $706,000 from the sale of monoclonal antibodies and $410,000 of royalties earned from Signet's sales of monoclonal antibodies, $846,000 from royalties payable on third party sales of skin care products and $1,721,000 from the sale of skincare products.

The overall revenue increase of 136% for the year ended December 31, 2001 compared to the year ended December 31, 2000 was represented by an increase in skincare sales of 192% and an increase in pharmaceutical sales, comprising named patient sales and monoclonal antibodies revenues of 14.3%.

Principal activities, review of business and future developments

The 14.3% increase in pharmaceutical revenues was due to an increase in volume resulting from the sub-licensing of these products to Signet in August 2000. The sales of monoclonal antibodies, some of which are used for the early diagnosis of Alzheimer's Disease, follow sales patterns determined by project driven research organizations and are subject to fluctuation.

The 192% increase in skincare revenues was due mainly to increased Kinetin-based product sales to the Company's licensees for whom it supplies products, and royalty income from licensees, particularly with Revlon and ICN. Revlon's Almay Kinetin Skincare launch was successful in the U.S. and certain overseas markets, and is supported by major regional and national television and print advertising and promotional campaigns pursuant to Revlon's contractual obligations to Senetek.

Research and development expenses for year ended December 31, 2001 were $344,000 compared to $821,000 for the year ended December 31, 2000. The 58% decrease was primarily due to improved efficiencies in the Company's research and development programs and decreased spending on Invicorp development. However, the Company does expect future research and development expenditure to increase as it brings Invicorp ™ to market, but it is anticipated that a proportion of this expense will be borne by its potential commercial partners. In the case of skincare products the Company has reduced research and development expenditures due to the contractural covenants in our licensing agreements, whereby we share responsibility for regulatory filings, product testing and formulation development with our commercial partners.

Other administrative expenses for the year ended December 31, 2001 were $4,723,000 compared to $5,185,000 for the year ended December 31, 2000. The 9% decrease was due mainly to more efficient spending programmes and the elimination of non-essential activities.

Operating profit was $2,320,000 for the year ended December 31, 2001 compared to a loss of $(3,716,000) for the year ended December 31, 2000.

Substantial shareholder

On 1 April 2001, Bank of New York Nominees Limited held 58,060,029 Ordinary shares of 5p each, representing 98.3% of the issued share capital of the Company. The Directors are not aware of any other entity or person with a holding of 3% or more of the share capital of the Company.

Policy on the payment of creditors

It is the policy of the Company to pay creditors and suppliers in accordance with their normal terms of business. Creditor days for the Company outstanding at 31 December 2001 amounted to 63 days.

Directors

The directors of the Company during the year and their beneficial interests (unless otherwise stated) in the ordinary share capital of the Company and options were as follows:

	Ordinary shares of 5p each			
	31 December 2001		31 December 2000	
	Options and similar interests	Shares	Options similar interests	Shares
Frank Massino	2,525,000	41,300	2,525,000	36,300
Steven Georgiev	530,000	-	530,000	-
Uwe Thieme	230,000	-	230,000	-
Andreas Tobler	620,000	-	620,000	-

Executive and Non-Executive directors were granted share options in accordance with the Company's share option plans for employees and Non-Executive directors and consultants.

The options are exercisable at varying dates to 13 December 2007 at prices varying from $1.41 to $3.50.

Dr Franklin Pass and Mr Wade Nichols were appointed Non-Executive directors of the Company at a meeting of the Board of Directors on 20 February 2002.

There have been the following changes in the above shareholdings between 31 December 2001 and 1 April 2002.

		Ordinary shares of 5p each			
		1 April 2002		31 December 2001	
		Options and similar interests	Shares	Options similar interests	Shares
Frank Massino		3,125,000	41,300	2,525,000	41,300
Steven Georgiev		755,000	-	530,000	-
Uwe Thieme		280,000	-	230,000	-
Andreas Tobler		845,000	-	620,000	-
Franklin Pass	(appointed 20 February 2002)	150,000	-	-	-
Wade Nichols	(appointed 20 February 2002)	150,000	-	-	-

The director who retires by rotation is Andreas Tobler who, being eligible, offers himself for re-election. In addition, Franklin Pass and Wade Nichols, who were appointed to the Board since the last annual general meeting, retire in accordance with the Articles of Association and, being eligible, offer themselves for re-election.

Auditors

BDO Stoy Hayward have expressed their willingness to continue in office and a resolution to re-appoint them will be proposed at the annual general meeting.

By order of the Board

S. W. Slade

Secretary

15 April 2002

STATEMENT OF DIRECTORS' RESPONSIBILITY

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and group and of the profit or loss of the group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

REPORT OF THE INDEPENDENT AUDITORS

To the shareholders of Senetek PLC

We have audited the financial statements of Senetek PLC for the year ended 31 December 2001 on pages 18 to 41 which have been prepared under the accounting policies set out on pages 22 and 23.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable law and United Kingdom Accounting Standards are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the company is not disclosed.

We read the Directors' Report and consider the implications for our report if we become aware of any apparent misstatements within it.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the affairs of the Company and the Group at 31 December 2001 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

BDO STOY HAYWARD

Chartered Accountants

and Registered Auditors

London

15 April 2002

Consolidated Profit and Loss Account

for the year ended 31 December 2001

	Note	2001 $'000	2000 $'000
Turnover	2	8,857	3,759
Cost of sales		(1,470)	(1,469)
Gross profit		7,387	2,290
Administrative expenses		(5,067)	(6,006)
Operating profit/(loss)	2,5	2,320	(3,716)
Interest receivable		30	46
Interest payable and similar charges - including amortisation of deferred financing costs and refinancing fee	6	(1,081)	(886)
Profit/(loss) on ordinary activities before taxation		1,269	(4,556)
Taxation on profit from ordinary activities	7	6	-
Profit/(loss) on ordinary activities after taxation	18	1,263	(4,556)
Basic and diluted earnings/(loss) per share	8	$0.02	$(0.08)

All amounts relate to continuing activities.

The notes on pages 22 to 41 form part of these financial statements.

Consolidated Balance Sheet

at 31 December 2001

	Note	2001 $'000	2001 $'000	2000 $'000	2000 $'000
Fixed assets					
Intangible assets	9		**1,308**		1,441
Tangible assets	10		**3,594**		3,748
			4,902		5,189
Current assets					
Stocks	12	**312**		596	
Debtors	13	**2,076**		1,392	
Cash at bank and in hand		**1,814**		828	
		4,202		2,816	
Creditors: amounts falling due within one year	14	**2,171**		3,008	
Net current assets/(liabilities)			**2,031**		(192)
Total assets less current liabilities			**6,933**		4,997
Creditors: amounts falling due after more than one year	15		**9,734**		9,949
			(2,801)		(4,952)
Capital and reserves					
Called up share capital	17		**4,763**		4,720
Share premium account	18		**61,016**		60,394
Other reserves	18		**7,258**		7,035
Profit and loss account	18		**(75,838)**		(77,101)
Total shareholders' funds - equity			**(2,801)**		(4,952)

The financial statements were approved by the Board on 15 April 2002.

Frank J. Massino
Director

The notes on pages 22 to 41 form part of these financial statements.

Company Balance Sheet

at 31 December 2001

	Note	2001 $'000	2001 $'000	2000 (as restated) $'000	2000 (as restated) $'000
Fixed assets					
Tangible assets	10		**91**		208
Investments	11		**24,157**		24,008
			24,248		24,216
Current assets					
Stocks	12	**152**		356	
Debtors	13	**2,019**		1,120	
Cash at bank and in hand		**1,876**		816	
		4,047		2,292	
Creditors: amounts falling due within one year	14	**1,996**		2,353	
Net current assets/(liabilities)			**2,051**		(61)
Total assets less current liabilities			**26,299**		24,155
Creditors: amounts falling due after more than one year	15		**9,734**		9,949
			16,565		14,206
Capital and reserves					
Called up share capital	17		**4,763**		4,720
Share premium account	18		**61,016**		60,394
Other reserves	18		**7,258**		7,035
Profit and loss account	18		**(56,472)**		(57,943)
Total shareholders' funds - equity			**16,565**		14,206

The financial statements were approved by the Board on 15 April 2002

Frank J. Massino
Director

The notes on pages 22 to 41 form part of these financial statements.

Consolidated Cash Flow Statement

for the year ended 31 December 2001

	Note	2001 $'000	2001 $'000	2000 $'000	2000 $'000
Net cash inflow/(outflow) from operating activities	19		**1,372**		(468)
Returns on investments and servicing of finance					
Interest received		**30**		46	
Interest paid		**(261)**		(688)	
Refinance costs		**(113)**		-	
Net cash outflow from returns on investment and servicing of finance			**(344)**		(642)
Capital expenditure and financial investment					
Purchase of tangible fixed assets		**(42)**		(196)	
Net cash outflow from capital expenditure and financial investment			**(42)**		(196)
Net cash inflow/(outflow) before financing			**986**		(1,306)
Financing					
Issue of ordinary share capital		**-**		490	
Repayment of short term debt		**-**		(154)	
Repayment of capital elements of finance leases		**-**		(42)	
Net cash inflow from financing			**-**		294
Increase/(decrease) in cash in the year	21		**986**		(1,012)

The notes on pages 22 to 41 form part of these financial statements.

Notes Forming Part of the Financial Statements

for the year ended 31 December 2001

1. Accounting policies

The financial statements have been prepared under the historical cost convention and are in accordance with applicable accounting standards. The financial statements are presented in US dollars as this represents the functional currency of the Group.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of Senetek PLC, and its wholly-owned subsidiary undertakings, Senetek Drug Delivery Technologies, Inc. ('SDDT'), Carme Cosmeceutical Sciences, Inc. ('CCSI'), both of which are incorporated in the State of Delaware, and Senetek Asia (HK) Limited incorporated in Hong Kong.

A separate profit and loss account dealing with the results of the Company only has not been presented, as provided by Section 230 of the Companies Act 1985. Of the profit for the year $1,471,000 (2000 - restated loss $(2,792,000)) is attributable to the Company.

The Company is also exempt under the terms of Financial Reporting Standard 8 from disclosing normal trading related party transactions with entities that are part of the Senetek PLC group.

Prior year adjustment

The results of the parent company only have been corrected to record revenue which should have been recorded in the financial statements of the parent company. There is no adjustment to the consolidated profit and loss account.

The cumulative adjustment is a credit to the reserves of the parent company of $5,235,000 as shown in note 18.

Turnover

Turnover from the sale of the company's skincare products and named patient sales of Invicorp ™ is recognised upon delivery which is generally the time of shipment where legal title and risk of loss is transferred to the Company's customers, and is stated at the net invoiced value of goods supplied to customers after deduction of sales and value added tax where applicable. Fees received from the licensing of manufacturing and distribution rights for our skincare products are deferred and recognised as turnover as earned, which is generally on a straight-line basis over the life of the contract. Royalties from the Company's skincare licensees and its monoclonal antibody licensee are recognised based on estimates that approximate the point products have been sold by the licensee to its customers. Historically, actual license revenues earned has not differed significantly from management's estimates. Estimates are adjusted to reflect actual results within one quarter of product shipments.

Deferred taxation

Provision is made for deferred tax by the liability method to the extent that a liability is expected to arise in the foreseeable future.

Intangible assets

Goodwill is amortised on a straight line basis over 15 years. Goodwill included in the consolidated financial statements relates to the Company's acquisition on 26 September 1995 of certain assets of CCSI.

Investments

Investments are held at cost less any impairment in value.

Notes Forming Part of the Financial Statements

for the year ended 31 December 2001

1. Accounting policies *(Continued)*

Tangible fixed assets

Tangible fixed assets are stated at cost. Depreciation is calculated on a straight line basis so as to write off the cost less residual value of tangible fixed assets by equal instalments over their useful economic lives as follows:

Plant, laboratory equipment and furniture	-	3 - 15 years
Assets under the course of construction	-	These assets have not yet been put into use and no depreciation has been charged

Research and development

Expenditure on research and development is written off as incurred and includes a proportion of salaries and other expenses relating thereto.

Stock

Stock has been valued at the lower of cost and net realisable value.

Finance costs

Finance costs are charged to profit over the term of the debt so that the amount charged is at a constant rate on the carrying amount. Finance costs include issue costs, which are initially recognised as a reduction in the proceeds of the associated capital instrument.

Financial instruments

In relation to the disclosures made in note: short term debtors and creditors are not treated as financial assets or financial liabilities (other than for currency disclosures); the Group does not hold or issue derivative financial statements for trading purposes.

Share based employee remuneration

When shares and share options are granted to employees a charge is made to the Group profit and loss account with a reserve created in capital and reserves to record the fair value of the awards in accordance with UITF 17 "Employee Share Schemes".

Operating leases

Operating lease rentals are charged on a straight-line basis to the profit and loss account over the term of the lease.

Notes Forming Part of the Financial Statements

for the year ended 31 December 2001

2. Segmental analysis

The analysis of turnover, operating profit/(losses) and net assets by business and geographical area, and by origin and destination, is as follows:

	Pharmaceuticals		Skincare		Group	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Turnover	1,363	1,192	7,494	2,567	8,857	3,759
Operating profit/(loss)	(3,012)	(4,388)	5,332	672	2,320	(3,716)
Net interest and similar charges					(1,051)	(840)
Profit/(loss) before taxation					1,269	(4,556)
Net assets before financing	6,010	2,643	923	2,634	6,933	5,277
Financing					(9,734)	(10,229)
Net liabilities					(2,801)	(4,952)

Geographical segments

	USA		Rest of the World		Group	
	2001 $'000	2000 $'000	2001 $'000	2000 $'000	2001 $'000	2000 $'000
Turnover by destination	8,110	3,109	747	650	8,857	3,759
Turnover by origin	8,832	3,683	25	76	8,857	3,759
Operating profit/(loss) by origin	2,896	(2,760)	(576)	(956)	2,320	(3,716)

Notes Forming Part of the Financial Statements

for the year ended 31 December 2001

3. Employees

The average number of persons employed by the Group during the year, including executive directors, was as follows:

	2001 Number	2000 Number
Management	**4**	4
Administration and selling	**2**	2
Research and development	**2**	2
Production	**1**	1
	9	9

Staff costs for all employees, including executive directors, consist of:	$'000	$'000
Wages and salaries	**1,040**	1,073
Social security costs	**131**	155
	1,171	1,228

4. Directors' emoluments

	2001 $'000	2000 $'000
Emoluments	**312**	262

The Company recorded emoluments for the highest paid director in 2000 of $312,000, which included a base salary of $250,000 a bonus of $50,000 and benefits of $12,000. None of the Directors exercised any share options during 2001. One director exercised share options during 2000 and recorded a gain of $28,500. No share options were granted to Directors in 2001. Four directors received share options during 2000.

The figures above represent contractual entitlements, including discretionary bonuses, and exclude stock options.

Directors' shareholdings and interests are disclosed in the Report of the Directors.

Notes Forming Part of the Financial Statements

for the year ended 31 December 2001

5. Operating profit/(loss)

		2001 $'000	2000 $'000
This is stated after charging/(crediting) the following:			
Research and development		**344**	821
Depreciation and amortisation of fixed assets	- tangible owned	**196**	471
	- tangible finance leased	**-**	37
	- intangible	**133**	190
Operating leases rental expense	- property	**312**	416
	- plant and machinery	**34**	35
Auditors' remuneration and expenses	- audit services	**126**	140
	- non audit services	**123**	237

6. Interest payable and similar charges

		2001 $'000	2000 $'000
Interest payable comprises the following:			
8% convertible notes payable		**550**	688
Amortisation	- of discount on notes payable	**-**	116
	- of deferred financing costs	**49**	82
Refinance charge		**482**	-
		1,081	886

7. Taxation

	2001 $'000	2000 $'000
The tax charge for the year comprises:		
US State taxes	**6**	-

United Kingdom tax loss carried forward at 31 December 2001 are estimated to amount to approximately $38,600,000 (2000- $38,100,000).

United States losses carried forward at 31 December 2001 are estimated to amount to approximately $35,614,000 (2000 - $30,300,000).

The Company and Group have not provided for deferred taxation at 31 December 2001 due to the existence of the tax losses carried forward at that date. The unprovided gross deferred tax asset is $28,015,000 and $28,600,000 for 2001 and 2000 respectively.

8. Basic and diluted earnings/(loss) per share

The calculation of the basic and diluted earnings (loss) per share is based on a profit of $1,263,000 (2000 – loss $(4,556,000)) and a weighted average number of shares in issue as set out below:

	2001	2000
Denominator:		
Basic weighted average ordinary shares outstanding	**58,754,808**	58,387,866
Stock options	**50,000**	-
	58,804,808	58,387,866

Options and warrants to purchase 9,562,763 and 15,550,143 Ordinary shares were outstanding at 31 December 2001 and 2000 respectively, but were not included in the computation of diluted loss per Ordinary share outstanding because their effect would have been anti-dilutive as the exercise price is currently above average closing prices, except for the assumed exercise of 4,204,000 options and warrants using the treasury stock method.

9. Intangible assets

The intangible assets of the Group and Company consist of goodwill attached to the purchase of trade and assets from CCSI and patent rights and related proprietary technology for a self administered auto - injector syringe as follows:

Group	Goodwill $'000	Patents $'000	Total $'000
Cost			
At 1 January 2001	2,202	635	2,837
Additions	-	-	-
At 31 December 2001	**2,202**	**635**	**2,837**
Amortisation			
At 1 January 2001	761	635	1,396
Provision for year	133	-	133
At 31 December 2001	**894**	**635**	**1,529**
Net book value			
At 31 December 2001	**1,308**	-	**1,308**
At 31 December 2000	1,441	-	1,441

Company	Patents $'000	Total $'000
Cost		
At 1 January 2001 and 31 December 2001	**635**	**635**
Amortisation		
At 1 January 2001	635	635
Charge for the year	-	-
At 31 December 2001	**635**	**635**
Net book value		
At 31 December 2001	-	-
At 31 December 2000	-	-

10. Tangible assets

Group	**Plant, laboratory equipment and furniture $'000**	**Assets under course of construction $'000**	**Total $'000**
Cost			
At 1 January 2001	2,495	2,955	5,450
Additions	42	-	42
Disposals	-	-	-
At 31 December 2001	**2,537**	**2,955**	**5,492**
Depreciation			
At 1 January 2001	1,702	-	1,702
Provision for year	196	-	196
Disposals	-	-	-
At 31 December 2001	**1,898**	**-**	**1,898**
Net book value			
At 31 December 2001	**639**	**2,955**	**3,594**
At 31 December 2000	793	2,955	3,748

10. Tangible assets *(Continued)*

Company	**Plant, laboratory equipment and furniture $'000**
Cost or valuation	
At 1 January 2001	525
Additions	-
Disposals	-
At 31 December 2001	525
Depreciation	
At 1 January 2001	317
Provision for year	117
Disposals	-
At 31 December 2001	434
Net book value	
At 31 December 2001	91
At 31 December 2000	208

11. Fixed asset investments

	2001 $'000	**2000 $'000**
At cost		
Investment in subsidiary undertakings	1,000	1,000
Loans to subsidiary undertakings	23,157	23,008
	24,157	24,008

The company wholly owns, including all of the voting rights, the following subsidiary undertakings:

Name	**Country of incorporation**	**Nature of business**
SDDT	USA	The development of drug delivery technologies
CCSI	USA	The supply of skincare products
Senetek Asia (HK) Limited	Hong Kong	The facilitation of business in Asia - dormant in the year 2001.

The above subsidiaries have all been included in the Group consolidated financial statements.

12. Stocks

	Group 2001 $'000	Group 2000 $'000	Company 2001 $'000	Company 2000 $'000
Raw materials	**132**	324	**131**	235
Work in progress	**141**	141	**-**	-
Finished goods	**39**	131	**21**	121
	312	596	**152**	356

13. Debtors

	Group 2001 $'000	Group 2000 $'000	Company 2001 $'000	Company 2000 $'000
Amounts receivable within one year:				
Trade debtors	**1,892**	1,154	**1,844**	834
Amounts due from subsidiary undertakings	**-**	-	**-**	135
Other debtors	**62**	58	**62**	58
Prepayments and accrued income	**122**	180	**113**	93
	2,076	1,392	**2,019**	1,120

14. Creditors: amounts falling due within one year

	Group 2001 $'000	Group 2000 $'000	Company 2001 $'000	Company 2000 $'000
Trade creditors	**962**	1,373	**947**	1,330
Other creditors	**21**	551	**-**	-
Accruals	**872**	804	**733**	743
Deferred license fee income	**316**	280	**316**	280
	2,171	3,008	**1,996**	2,353

15. Creditors: amounts falling due after more than one year

	Group 2001 $'000	Group 2000 $'000	Company 2001 $'000	Company 2000 $'000
Deferred license fee income	**2,572**	2,829	**2,572**	2,829
$5m Loan Note net of unamortised deferred finance costs	**4,886**	4,893	**4,886**	4,893
Refinanced line of credit to new Loan Note, net of discount	**2,276**	2,227	**2,276**	2,227
	9,734	9,949	**9,734**	9,949
Maturity of debt:				
More than 1 year but not more than 2 years	**-**	7,120	**-**	7,120
More than 2 years but not more than 5 years	**7,162**	-	**7,162**	-
In 5 years or more	**-**	-	**-**	-
	7,162	7,120	**7,162**	7,120

16. Financial Instruments

(a) Interest rate and currency of borrowings

The primary market risks facing the Company are fluctuations in interest rates and variability in interest rate spread relationships (i.e. Prime to LIBOR spreads). The policy of the Directors for managing interest rate risk is to attempt to secure fixed rate interest on debt.

The Directors believe that fluctuations in interest rates in the near term would not materially affect our consolidated operating results, financial position or cash flows as we have limited risks related to interest rate fluctuations as all our debt is at fixed rate.

The interest rate exposure of the Group's borrowings is shown below:

As at 31 December 2001

Currency	Total $'000	Floating borrowings $'000	Fixed borrowings $'000	Weighted average interest rate %	Weighted average time for which rate is fixed years
US dollar	**7,162**	**-**	**7,162**	**8.0**	**2.33**

16. Financial Instruments *(Continued)*

The fixed rate borrowings as at 31 December 2001 includes $7,162,000 of loan notes stated net of deferred financing costs and issue discounts. $4,886,000 of this relates to an amount received in April 1999 and $2,276,000 relates to the refinancing of a line of credit.

As at 31 December 2000

Currency	Total $'000	Floating borrowings $'000	Fixed borrowings $'000	Weighted average interest rate %	Weighted average time for which rate is fixed years
US dollar	7,120	-	7,120	8.0	1.33

The fixed rate borrowings as at 31 December 2000 include $7,120,000 of loan notes stated net of deferred financing costs and issue discounts. $4,893,000 of this relates to an amount received in April 1999 and $2,227,000 relates to the refinancing of a line of credit.

(b) **Fair values of financial instruments**

Set out below is a year-end comparison of current and book values of all the Group's financial instruments by category. Where available, market rates have been used to determine current values. Where market rates are not available, current values have been calculated by discounting cash flows at prevailing interest rates and exchange rates.

	2001 Book value $'000	2001 Fair value $'000	2000 Book value $'000	2000 Fair value $'000
Cash	1,814	1,814	828	828
Long-term debt	(7,162)	(5,300)	(7,120)	(6,500)

(c) **Undrawn bank facilities**

On 20 June 2001 the Company executed an agreement with Wallington Investments Limited for a convertible secured line of credit up to $1 million. The line of credit bears interest at 8% per annum, is secured by the intellectual property rights of the Company and expires on 20 June 2002. A transaction fee of 5% is payable only on draw downs of the line of credit and may be paid in cash or in Ordinary shares of the Company. If any balance on the line of credit remains unpaid upon maturity, the lender may convert all or any portion of outstanding principal and interest at a purchase price equal to 85% times an average share price as defined in the agreement. As of 31 December 2001, the Company has not utilized this credit facility.

17. Share capital

	2001 Number	2001 $'000	2000 Number	2000 $'000
Authorised				
Ordinary shares of 5p each	**100,000,000**	**7,500**	100,000,000	7,500
Allotted, called up and fully paid				
Ordinary shares of 5p each	**59,052,153**	**4,763**	58,432,117	4.720

The share capital is denominated in UK sterling and the amount shown in the balance sheet has been converted to US dollars at the rates applicable at the time of issue.
The increase in shares arises from 341,747 issued to settle a transaction fee for refinancing the Notes and 278,289 in lieu of interest payable on the Notes.

Warrants outstanding
Warrants outstanding at 31 December 2001 and 31 December 2000 were as follows:

Warrants issued (Number)	Exercise price ($)	Expire date	Warrants unexercised at 31 December 2001 (Number)
3,000,000	1.00	April 2009	**3,000,000**
3,333,333	1.25	April 2009	**3,333,333**
1,194,285	1.00	April 2009	**1,194,285**
1,000,000	6.00	June 2003	**1,000,000**
8,527,618			**8,527,618**

The warrants entitle the holder to purchase American Depository Receipts of the Company at the purchase price at any time commencing 90 days from the date of subscription and prior to the expiration date. The offer and sale of the warrants is being made in compliance with, and in reliance upon, the provision of Regulation S under the United States Securities Act of 1933, as amended.

17. Share capital *(Continued)*

Share options outstanding

In December 1985, the Company adopted a share option plan ('the No 1 Plan') for employees. Under the plan, options to purchase ordinary shares are granted by the Board of Directors, subject to the exercise price of the option being not less than the market value of an ordinary share 21 days prior to the grant date. After the first twelve months following the date of the grant, options are exercisable at the rate of 25%, for each full year of employment. In the event that the option holders employment is terminated, the option may not be exercised unless the Board of Directors so permits. The options expire seven years from the date of grant. On 16 May 1997 shareholders approved the extension of the No 1 Plan until 1 December 2005 and an increase in the number of shares available for grant to 6,000,000.

The following tables summarise option movements during the year ended 31 December 2001:

Options granted under:

(a) No 1 Plan	**Options outstanding**	**Option price per share**	**Last dates on which exercisable**
Balance at 1 January 2001	3,460,625	$1.64	12/2007
Granted	65,000	$0.93	02/2008
Exercised	-		
Cancelled	(468,500)	$1.81	
Balance at 31 December 2001	**3,057,125**	**$1.59**	

(b) Employment contracts	**Options outstanding**	**Option price per share**	**Last dates on which exercisable**
Balance at 1 January 2001	200,000	$1.50	12/2004
Granted	-		
Exercised	-		
Cancelled	-		
Balance at 31 December 2001	**200,000**	**$1.50**	

In May 1987 the Company adopted a share option plan ('the No 2 Plan') for non-executive Directors and Consultants. Under the No 2 Plan, options to purchase ordinary shares are granted by the Board of Directors, subject to the exercise price being not less than the market value of an ordinary share 21 days prior to the grant date. Options granted under this plan are exercisable in their entirety one year after the date of grant. In the event the optionee ceases to be a non-executive Director or Consultant, the option may not be exercised unless the Board of Directors so permits. The options expire seven years from the date of grant. On 16 May 1997 shareholders approved an extension of the No 2 Plan until 1 December 2005 and an increase in the number of shares available for grant to 4,000,000.

17. Share capital *(Continued)*

Under the general powers granted to the Directors for the allotment of securities approved at the Annual General Meeting held on the 16 May 1997, options were granted to non-executive Directors and Consultants outside the No 2 Plan during 1997.

The following tables summarise option movements during the year ended 31 December 2001:

Within No 2 Plan	Options outstanding	Option price per share	Last dates on which exercisable
Balance at 1 January 2001	2,081,900	$1.97	11/2007
Granted	100,000	$1.88	09/2008
Exercised	-		
Cancelled	(319,900)	$2.71	
Balance at 31 December 2001	**1,862,000**	**$1.84**	

Outside the No 2 share option plan

	Options outstanding	Option price per share	Last dates on which exercisable
Balance at 1 January 2001	180,000	$2.15	8/2006
Granted	-		
Exercised	-		
Cancelled	(60,000)	$3.69	
Balance at 31 December 2001	**120,000**	**$1.38**	

18 Reserves

Group	Share premium account $'000	Other reserves $'000	Profit and loss account $'000
At 1 January 2001	60,394	7,035	(77,101)
Options granted to consultants	-	223	-
Ordinary shares issued in connection with debt refinance	345	-	-
Ordinary shares issued in lieu of interest	277	-	-
Profit for year	-	-	1,263
At 31 December 2001	**61,016**	**7,258**	**(75,838)**

The options granted to consultants are recorded at fair value calculated by using the Black-Scholes option pricing model.

Company	Share premium account $'000	Other reserves $'000	Profit and loss account $'000
At 1 January 2001	60,394	7,035	(63,178)
Prior year adjustment	-	-	5,235
At 1 January 2001, as restated	60,394	7,035	(57,943)
Options granted to consultants	-	223	-
Ordinary shares issued in connection with debt refinance	345	-	-
Ordinary shares issued in lieu of interest	277	-	-
Profit for year	-		1,471
At 31 December 2001	**61,016**	**7,258**	**(56,472)**

19. Reconciliation of operating profit/(loss) to net cash inflow/(outflow) from operating activities

	2001 $'000	2000 $'000
Operating profit/(loss)	**2,320**	(3,716)
Depreciation and amortisation	**329**	698
Decrease/(increase) in stocks	**284**	(85)
Decrease/(increase) in debtors	**(684)**	213
(Decrease)/increase in creditors	**(879)**	(1,178)
Deferred license fees	**(221)**	3,373
Share option compensation	**223**	227
Net cash inflow/(outflow) from operating activities	**1,372**	(468)

20. Reconciliation of net cash inflow to movement in net debt

	2001 $'000	2000 $'000
Increase/(decrease) in cash in the period	**986**	(1,012)
Cash inflow from debt and lease financing	**-**	196
Change in net debt resulting from cash flows	**986**	(816)
Reclassification of debt	**-**	546
Amortisation of loan note costs	**(42)**	(196)
Movement in net funds for the year	**944**	(466)
Net debt at start of year	**(6,292)**	(5,824)
Net debt at end of year	**(5,348)**	(6,292)

21. Analysis of net debt

	At 1 January 2001 $'000	Cash flow $'000	Other non-cash changes $'000	At 31 December 2001 $'000
Cash in hand	828	986	-	**1,814**
Loan notes	(7,120)	-	(42)	**(7,162)**
Total	(6,292)	986	(42)	**(5,348)**

22. Major non-cash transactions

Major non-cash items relate to the shares issued in settlement of transaction costs for refinancing of debt and in lieu of interest.

23. Reconciliation of movement in shareholders' funds

	Group 2001 $'000	Group 2000 $'000
Profit/(loss) for the year	**1,263**	(4,556)
Exercise of share options	**-**	490
Fair value of warrants issued to Revlon	**-**	762
Stock compensation expense	**223**	227
Ordinary shares issued in connection with debt refinance	**369**	-
Ordinary shares issued in lieu of interest	**296**	-
Net increase/(reduction) to shareholders' deficit	**2,151**	(3,077)
Opening shareholders' deficit	**(4,952)**	(1,875)
Closing shareholders' deficit	**(2,801)**	(4,952)

24. Commitments

(a) Operating leases

As at 31 December 2001, the Group and Company had annual commitments under non-cancellable operating leases as set out below:

	Land and buildings		Land and buildings	
	Group 2001 $'000	**Group 2000 $'000**	**Company 2001 $'000**	**Company 2000 $'000**
Operating leases which expire:				
Within one year	**36**	-	**36**	-
In two to five years	**-**	78	**-**	78
Over five years	**262**	262	**-**	-
	298	340	**36**	78

(b) Research

Under existing agreements, the Company is at present committed to provide funding to research programmes, stability and clinical trials of approximately $100,000 during the year ending 31 December 2002.

25. Litigation in the year

On December 11, 1996, CCSI entered into a written agreement with Mad Dogs & Englishmen Inc. and Mad Dog Enterprises d/b/a Mad Dogs & Englishmen (collectively, "Mad Dogs") under which Mad Dogs agreed to promote CCSI's cosmetics business and hire a consultant familiar with the cosmetics industry in connection therewith. On June 11, 1998, CCSI filed a lawsuit against Mad Dogs in New York County Supreme Court seeking damages of $10 million for a breach of that agreement. Mad Dogs served CCSI with an answer in August 1998 and subsequently counter-claimed alleging that CCSI is liable to Mad Dogs for at least $40,000 in unpaid fees and other unspecified damages. There have been no substantive developments in the lawsuit since the filing of Mad Dog's answer.

In June 1998 Senetek and CCSI entered into a license agreement with Osmotics for the marketing of Kinetin-based products in the prestige channel of distribution. In January 2000, Senetek and CCSI gave notice to Osmotics terminating the license agreement for material breaches, including Osmotics' alleged sales of licensed products outside of the licensed channel of distribution and non-payment of royalties. Pursuant to the terms of the license, an arbitration was commenced in Los Angeles, California before a panel of the American Arbitration Association (No. 77 181 0040 00), but in August 2000, Osmotics commenced a lawsuit in the United States District Court for the Northern District of California entitled Osmotics Corp. v. Senetek PLC, et al, Case No. C 00 2747 MMC, seeking a declaratory judgement that our Kinetin patents are not infringed and/or invalid and/or unenforceable. In May 2001, the parties entered into a settlement agreement in which Osmotics agreed to pay a stipulated sum to Senetek and CCSI, Osmotics acknowledged the validity of Senetek's patents in issue, and the parties agreed to enter into a non-exclusive license agreement.

25. Litigation in the year *(Continued)*

In November 1999 Senetek and Obagi entered into a supply and licensing agreement pursuant to which Obagi was granted certain rights to market Kinetin-based products in specified countries in Asia. In April 2001, Obagi's successor in interest, OMP, commenced a lawsuit in the California Superior Court, County of Los Angeles, entitled OMP, Inc. v. Senetek PLC, Case No. NC 029843, in which OMP alleged various breaches by Senetek of the license agreement's terms, which lawsuit was dismissed without prejudice in June 2001. In July 2001, Senetek commenced a lawsuit in the United States District Court for the Northern District of California entitled Senetek PLC v. OMP, Inc., Case No. CO 1 2828 MJJ, in which Senetek alleged various claims including breach by OMP of the license agreement, patent infringement, interference with prospective business advantage, unfair competition and fraud, and OMP asserted various counterclaims including breach of contract, unfair business practices, fraudulent inducement and interference with contractual relations. In January 2002, the parties entered into a settlement agreement whereby OMP agreed to make a settlement payment to Senetek and confirm the validity of Senetek's patents. Further milestone payments may be payable to Senetek if certain conditions are met and both parties have agreed to use best efforts to enter into a tripartite license agreement with Rohto for licensed products in specified channels of distribution in Japan. OMP also agreed to surrender the balance of territories and classes of trade covered by the parties, original license agreement.

Directors and Advisors

Board of Directors	F. J. Massino (U.S.A), (Chairman and Chief Executive Officer) A. Tobler (Switzerland) S. Georgiev (U.S.A) Dr. U. Thieme (Germany)
Secretary and Registered Office	S. W. Slade, Unit 1400 Kettering Venture Park, Kettering, Northamptonshire, NN15 6XR.
American Depository Receipts	The Bank of New York, 101 Barclay Street, New York 10286, New York.
Company Number	1759068
Auditors	BDO Stoy Hayward, 8 Baker Street, London, W1U 3LL.
Lawyers	Latham & Watkins, 505 Montgomery Street, Suite 1900, San Francisco, USA

Form 10-K

Copies of the Form 10-K filed with the Securities and Exchange Commission for the year ended 31st December 2001 are available to shareholders upon request to the Company Secretary at the Registered Office of the Company or to the Chairman at Senetek PLC, 620 Airpark Road, Building F, Napa, California, 94588, U.S.A.